UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

Portage provides update on proposed acquisition of SalvaRx

Toronto, Ontario, October 9, 2018 (PBT.U: CSE, PTGEF: OTC Markets) - Further to its news release of August 28, 2018, Portage Biotech Inc. ("Portage" or the "Company") wishes to provide an update regarding its proposed acquisition of SalvaRx Limited from SalvaRx Group plc (“SalvaRx”):

1.

CSE is continuing to review Portage’s filing and is working as expeditiously as possible. Portage will issue a further news release when shareholder meeting materials have been approved for distribution and a trade resumption date set. In the interim, trading in the shares of Portage will continue to remain halted on CSE and OTC.

2.

SalvaRx has filed its half-yearly report with the London Stock Exchange for the six month period ended June 30, 2018. Financial information from this report will be contained and/or consolidated into public disclosure filings to be made by Portage. A copy of the half-yearly report may be found at:

https://www.salvarx.io/

https://www.londonstockexchange.com/exchange/prices-and-markets/stocks/exchange-insight/company-news.html?fourWayKey=IM00BZ4SS228IMGBXAMSM

For further information, please contact:

Kam Shah, CFO

Tel: (416) 929-1806

ks@portagebiotech.com

Neither CSE nor its Market Regulator (as the term is defined in the policies of CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward looking statements concerning future operations of Portage Biotech Inc. (the "Company"). All forward looking statements concerning the Company’s future plans and operations, including management’s assessment of the Company’s expectations or beliefs may be subject to certain assumptions, risks and uncertainties beyond the Company’s control. Investors are cautioned that any such statements are not guarantees of future performance and that actual performance and financial results may differ materially from any estimates and projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 10, 2018

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

3